

SECURITI 10035653
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON (City) PA (State) 18044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY R. D'ALBERTO (610) 559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD, SUITE 102, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 22 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/2010

OATH OR AFFIRMATION

I, HENRY R. D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


NOTARIAL SEAL
NEHME J NEHME
Notary Public
WILSON BOROUGH, NORTHAMPTON COUNTY
My Commission Expires Aug 19, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kirk, Summa & Co., LLP

February 15, 2010
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,276	$ 17,835
Certificate of deposit	25,794	25,111
Commissions receviable	58,625	11,462
Federal income tax refund receivable	6,225	-
Prepaid federal taxes	-	2,057
TOTAL CURRENT ASSETS	112,920	56,465
FIXED ASSETS		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,781
Less: Accumulated depreciation	(54,862)	(54,662)
TOTAL FIXED ASSETS	278	478
TOTAL ASSETS	$ 113,198	$ 56,943
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 630	$ 2,696
Bank overdrafts	-	639
Commissions payable	43,689	8,597
Accrued income tax	3,348	-
TOTAL CURRENT LIABILITIES	47,667	11,932
STOCKHOLDER'S EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained earnings (deficit)	(16,119)	(36,639)
TOTAL STOCKHOLDER'S EQUITY	65,531	45,011
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 113,198	$ 56,943

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commissions	$ 613,664	$ 636,034
Interest income	717	988
Federal tax refund	6,225	-
TOTAL REVENUES	620,606	637,022
SELLING EXPENSES	483,786	546,760
GENERAL AND ADMINISTRATIVE EXPENSES	112,366	132,416
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	596,152	679,176
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	24,454	(42,154)
PROVISION FOR INCOME TAXES	3,934	-
NET INCOME (LOSS) AFTER TAXES	$ 20,520	$ (42,154)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Beginning Liability - January 1	$ -	$ 2,000
Additions:	-	-
Subtractions:	-	2,000
Ending Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings(Deficit)	Equity
Balances at January 1, 2009	8,165	$ 81,650	$ (36,639)	$ 45,011
Net Income(Loss)	-	-	20,520	20,520
Balance at December 31, 2009	8,165	$ 81,650	$ (16,119)	$ 65,531

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 20,520	$ (42,154)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	200	346
(Increase) decrease in current assets:		
Commissions receivable	(47,163)	(3,073)
Certificate of deposit	(683)	10,570
Prepaid federal tax	2,057	(2,057)
Federal income tax receivable	(6,225)	-
Increase (decrease) in current liabilities:		
Accounts payable	(2,066)	1,775
Bank overdrafts	(639)	639
Commissions payable	35,092	(24,781)
Accrued income tax	3,348	(10,500)
Loan payable -officer	-	(2,000)
TOTAL ADJUSTMENTS	(16,079)	(29,081)
NET INCREASE IN CASH	4,441	(71,235)
CASH AT BEGINNING OF YEAR	17,835	89,070
CASH AT END OF YEAR	$ 22,276	$ 17,835
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ -	$ 65
Income taxes paid	$ 586	$ 12,557

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2009 or 2008.

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment and furniture are stated at cost and are depreciated under the straight line basis over estimated useful lives of five to seven years. Depreciation was $200 and $346 respectively for 2009 and 2008.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $9,900 for 2009 and $10,800 for 2008.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

NOTE B – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 3.97 percent annually. The certificate of deposit has been continually renewed every six months. The value of the certificate of deposit was $25,794 and $25,111 at December 31, 2009 and 2008, respectively.

NOTE C - ADVERTISING COST

Advertising costs of $0 and $2,450 were incurred for the years ended December 31, 2009 and 2008, respectively. All advertising costs are expensed as incurred.

NOTE D – RELATED PARTY TRANSACTIONS

The loan payable - officer was from a shareholder – officer, Henry R. D'Alberto. There is no interest paid and no stated terms of repayment or interest.

NOTE E – INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income tax amounts to $3,348 in 2009 and $0 for 2008. The components of the provision for income taxes for the years ended December 31, 2009 and 2008 are as follows:

		2009	2008
Current	- Federal	$ 2,678	$ -
	- State	670	-
		$ 3,348	$ -

The corporate tax returns have not been prepared for the year ended December 31, 2009. The 2008 net operation loss was carried back to the 2007 federal tax return. This created a refund due from the IRS of $6,225, which was receivable at December 31, 2009.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2009 and 2008, and have issued our report thereon dated February 15, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements and schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 15, 2010
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Aggregate indedbedness:		
Total liabilities from balance sheet	$ 47,667	$ 11,932
Net capital:		
Stockholder's equity from balance sheets	65,531	45,011
Deduct: Non allowable asset, property and equipment	(278)	(278)
Nonallowable receivable	(13,929)	-
NET CAPITAL	$ 51,324	$ 44,733
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $47,667 and $11,932 respectively)	$ 3,178	$ 796
Minimum dolar net capital requirement	5,000	5,000
Excess net capital	46,324	39,533
Excess net capital at 1,000%	$ 46,557	$ 43,340
Ratio:		
Aggregate indebtedness to net capital	.929:1	.268:1

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2009 AND 2008

Schedule II

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2009	2008	2009	2008	2009	2008
A)	Gross Capital	$ 62,654	$ 43,868	$ 2,877	$ 1,087	$ 65,531	$ 44,955
B)	Add:						
	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	-	-	-	-
C)	Deduct:						
	Total nonallowable assets from Statement of Financial Condition	(14,207)	(478)	-	-	(14,207)	(478)
	Net capital	$ 48,447	$ 43,390	$ 2,877	$ 1,087	$ 51,324	$ 44,477

		2009	2008
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to receivables	$ -	$ 1,087
	Adjustment to income tax receivable	6,225	-
	Adjustment ot accrued income tax	(3,348)	
	Total Adjustments	$ 2,877	$ 1,087

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
SELLING EXPENSES		
Advertising	$ 2,026	$ 2,450
Auto lease and expense	3,820	6,497
Commissions	467,410	529,187
Entertainment	420	674
Meetings	-	2,454
Regulatory fees	7,035	1,422
Training programs	1,840	40
Travel	1,235	4,036
TOTAL SELLING EXPENSES	483,786	546,760
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	849	1,213
Computer expenses	3,451	3,969
Contributions	-	250
Depreciation	200	346
Dues and subscriptions	-	2,184
Employee benefits	9,377	11,061
Insurance	2,492	1,602
Interest	-	65
Licenses permits and fees	5,982	5,159
Miscellaneous	1,128	18
Office suppplies	5,519	5,193
Payroll taxes	4,788	5,710
Penalties	476	317
Postage	1,676	1,740
Professional fees	7,383	7,274
Rent	9,900	10,800
Repairs and maintenance	1,469	2,354
Salaries	50,502	65,367
Telephone	5,412	5,710
Utilities	1,762	2,084
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	112,366	132,416
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 596,152	$ 679,176

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the accompanying financial statements and supplementary schedule of American Financial Associates, Inc. (the Company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakne*ss is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 15, 2010
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2009

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
Finra/Financial Operations 9509 Key West Avenue, 5th Floor Rockville, MD 20850 Attn: Herani Dansamo	2
Securities and Exchange Commission Registration Branch Mail Stop 8031 100 F Street, NE Washington, DC 20549	2
Securities and Exchange Commission The Mellon Independence Center Daniel M. Hawke, Regional Director 701 Market Street Suite 2000 Philadelphia, PA 19106-1532	1
FINRA Attn: Rachel Shirley 1825 Market Street Suite 1900 Philadelphia, PA 19103	1